Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

December 28, 2020

Re: PUBLIC SERVICE COMPANY OF OKLAHOMA
Registration Statement No. 333-251378

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Public Service Company of Oklahoma hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on December 30, 2020, or as soon thereafter as is practicable.

Very truly yours,

PUBLIC SERVICE COMPANY OF OKLAHOMA

By: /s/ David C. House
David C. House
Assistant Secretary

cc: Kevin Dougherty